UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

BBVA RESOLVES TO PAY A CASH INTERIM DIVIDEND OF EURO 0.08

PER SHARE

BBVA’s Board of Directors has resolved today the distribution of a cash interim dividend of euro 0.08 (gross) per share on account of the 2016 dividend.

Gross dividend per share: euro 0.08

Net dividend per share: euro 0.0648 (withholding tax rate of 19%)

Ex-dividend date: Wednesday, 6th July 2016

Record date: Friday, 8th July 2016

The dividend will be paid out as of next 11th July 2016, according to the regulations applicable to the depositary entities and using the means that IBERCLEAR provides to such entities.

Madrid, 22nd June 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 22, 2016	By:	/s/ Erik Schotkamp
Name: Erik Schotkamp
Title: Capital and Funding Management Director